Annual Report

Cover Page

Name of issuer:

Thrivelab Co.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 7/23/2020

Physical address of issuer:

701 North Green Valley PKWY, Suite 213
Henderson NV 89074

Website of issuer:

https://www.thrivelab.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

20

Most recent fiscal year-end:	Prior fiscal year-end:

Total Assets:	$1,225,404.00	$697,283.00
Cash & Cash Equivalents:	$21,516.00	$14,943.00
Accounts Receivable:	$4,296.00	$3,078.00
Current Liabilities:	$492,288.00	$594,372.00
Non-Current Liabilities:	$6,350,821.00	$5,094,779.00
Revenues/Sales:	$5,383,830.00	$6,118,982.00
Cost of Goods Sold:	$2,400,463.00	$2,406,674.00
Taxes Paid:	$0.00	$0.00
Net Income:	($625,837.00)	($410,455.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Thrivelab Co.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joshua Host	CEO	Thrivelab	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joshua Host	President	2021
Joshua Host	CEO	2021
Dr. Nayan Patel	Chief Scientific Officer	2022
Dushan Batrovic	CFO	2023
Joshua Host	Treasurer	2020
Joshua Host	Secretary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the

most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joshua Host	2287.0 Common	68.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increases the risk of your investment.

If we are unable to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers and the number and types of conditions capable of being treated through our platform, our business, financial condition and results of operations may be materially and adversely affected.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

If we are unable to expand our marketing infrastructure, we may fail to increase the usage of our platform to meet our forecasts.

The failure of our offerings to achieve and maintain market acceptance could result in us achieving revenue below our expectations, which could cause our business, financial condition, and results of operation to be materially and adversely affected.

The market for our model and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change and consolidation, which makes it difficult to forecast demand for our solutions.

Competitive platforms or other technological breakthroughs for the monitoring, treatment or prevention of medical conditions may adversely affect demand for our offerings.

We operate in highly competitive markets and face

competition from large, well-established healthcare providers and more traditional retailers and pharmaceutical providers with significant resources, and, as a result, we may not be able to compete effectively.

Our brand is integral to our success. If we fail to effectively maintain, promote, and enhance our brand in a cost-effective manner, our business and competitive advantage may be harmed.

If we are unable to attract and retain high quality healthcare providers for our customers, our business, financial condition and results of operations may be materially and adversely affected.

The activities and quality of healthcare providers treating our customers, including potentially unethical or illegal practices, could damage our brand, subject us to liability, and harm our business and financial results.

Any failure to offer high-quality support may adversely affect our relationships with customers and healthcare providers, and in turn our business, financial condition, and results of operations.

Our business could be adversely affected if healthcare providers were classified as employees of the Affiliated Medical Groups instead of independent contractors.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and results of operations.

The COVID-19 pandemic has increased interest in and customer use of telehealth solutions, including our platform, and we cannot guarantee that this increased interest will continue after the pandemic.

We depend on a number of other companies to perform functions critical to our ability to operate our platform, generate revenue from customers, and to perform many of the related functions.

Our pharmacy business will subject us to regulations in addition to those we face with our core telehealth business.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

If we fail to comply with applicable healthcare and other governmental regulations, we could face substantial

penalties, our business, financial condition and results of operations could be adversely affected, and we may be required to restructure our operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Dushan Batrovic is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000	3153	Yes ⌄
Preferred	107	107	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	182
Options:	210

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Bluevine Capital Inc.
Issue date	04/24/23
Amount	$200,000.00
Outstanding principal plus interest	$30,000.00 as of 03/31/26
Interest rate	31.0% per annum
Maturity date	05/29/24
Current with payments	Yes
Reason for late payments	There is a dispute with the creditor on the actual amount outstanding. We have ceased making payments until the dispute is resolved.

Loan

Lender	Austin Business Finance LLC
Issue date	10/31/25
Amount	$350,000.00
Outstanding principal plus interest	$300,000.00 as of 03/31/26
Interest rate	30.0% per annum
Maturity date	04/16/27
Current with payments	Yes

Convertible Note

Issue date	06/16/23
Amount	$3,550,463.00
Interest rate	12.0% per annum
Discount	0.0%
Uncapped Note	Yes
Maturity date	06/30/27

This shareholder loan was used to retire all previous debt. The loan will convert into this pref share round.

Convertible Note

Issue date	03/13/26
Amount	$350,000.00
Interest rate	12.0% per annum

Discount	25.0%
Valuation cap	$20,000,000.00
Maturity date	03/31/27

Convertible Note

Issue date	03/30/26
Amount	$1,133,100.00
Outstanding principal plus interest	$1,133,100.00 as of 03/30/26
Interest rate	10.0% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	03/30/28

Convertible Note

Issue date	03/30/26
Amount	$2,004,628.00
Outstanding principal plus interest	$2,004,628.00 as of 03/30/26
Interest rate	10.0% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	03/30/28

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2021	Section 4(a)(2)	Convertible Note	$1,000,000	General operations
5/2023	Regulation Crowdfunding	SAFE	$106,890	General operations
6/2023	Other	Common stock	$500,000	General operations
6/2023	Other	Convertible Note	$3,550,463	General operations

5/2025	Regulation Crowdfunding	Priced Round	$53,554	General operations
3/2026	Section 4(a)(2)	Convertible Note	$350,000	General operations
3/2026	Section 4(a)(2)	Convertible Note	$2,004,628	General operations
3/2026	Section 4(a)(2)	Convertible Note	$1,133,100	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Joshua Host
Amount Invested	$3,550,463.00
Transaction type	Convertible note
Issue date	06/16/23
Interest rate	12.0% per annum
Discount	0.0%
Maturity date	06/16/25
Uncapped note	Yes
Relationship	Founder and CEO

This shareholder loan was used to retire all previous debt. The loan will convert into this pref share round.

Name	Joshua Host

Amount Invested	$3,550,463.00
Transaction type	Convertible note
Issue date	06/16/23
Interest rate	12.0% per annum
Discount	0.0%
Maturity date	06/30/27
Uncapped note	Yes
Relationship	Founder and CEO

Name	Joshua Host
Amount Invested	$1,133,100.00
Transaction type	Convertible note
Issue date	03/30/26
Outstanding principal plus interest	$1,133,100.00 as of
Interest rate	10.0% per annum
Discount	20.0%
Maturity date	03/30/28
Valuation cap	$10,000,000.00
Relationship	CEO

Name	Discover Labs
Amount Invested	$2,004,628.00
Transaction type	Convertible note
Issue date	03/30/26
Outstanding principal plus interest	$2,004,628.00 as of
Interest rate	10.0% per annum
Discount	20.0%
Maturity date	03/30/28
Valuation cap	$10,000,000.00
Relationship	Investor

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering

statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Thrivelab is an AI-powered healthcare company focused on hormone health, weight loss, nutrition and mental well-being.

Milestones

Thrivelab Co. was incorporated in the State of California in

July 2020.

Since then, we have:

- Built an AI Powered Healthcare Platform with In-Network Insurance Contracts Covering 150M Lives

- Patent Pending AI Engine cut industry standard time to care by 76% and cost of care by 64%

- Multi-specialty care team, pairing patient w/ a provider, nutritionist and licensed therapist.

- 6 million raised to date from founders and investors

- #2 Women's Clinic in the Country (Trustpilot) Over 1,000+ Five Star Reviews

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $5,383,830 compared to the year ended December 31, 2024, when the Company had revenues of $6,118,982. Our gross margin was 55.41% in fiscal year 2025, and 60.67% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $1,225,404, including $21,516 in cash. As of December 31, 2024, the Company had $697,283 in total assets, including $14,943 in cash.

- *Net Loss.* The Company has had net losses of $625,837 and net losses of $410,455 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $6,843,109 for the fiscal year ended December 31, 2025 and $5,689,151 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,100,463 in debt, $500,000 in equity, and $8,038,191 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in

over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Thrivelab Co. cash in hand is $101,607.73, as of March 2026. Over the last three months, revenues have averaged $552,321/month, cost of goods sold has averaged $216,919/month, and operational expenses have averaged $391,397/month, for an average burn rate of $55,995 per month. Our intent is to be profitable in 3 months.

Since December 31, 2025, Thrivelab has continued executing on its core telehealth subscription model. Key trends from the reported period include: revenue declined approximately 12% year-over-year ($6.1M in 2024 to $5.4M in 2025) as we transitioned our marketing strategy and optimized customer acquisition spend. On the cost side, we achieved positive operating income of $81,798 in 2025, demonstrating that the core business generates profit before debt service. Our gross margin remained strong at 55.4%.

Based on our 2025 annualized run rate of approximately $5.4M in revenue (~$1.35M per quarter), we expect quarterly revenues in the $1.3M–$1.5M range over the next 3–6 months, with continued gross margins in the 55–60% range. Operating expenses are expected to remain approximately $725,000 per quarter (~$2.9M annualized).

Thrivelab is not yet profitable. We are targeting a capital raise of approximately $1 million to achieve profitability.

To date, Thrivelab has been funded primarily through shareholder loans, which totaled $5,699,584 as of December 31, 2025 (up from $5,007,160 a year prior — meaning shareholders provided $692,424 in net new capital in 2025 alone). We also have $651,237 in loans payable from other lenders.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and

operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joshua Host, certify that:

(1) the financial statements of Thrivelab Co. included in this Form are true and complete in all material respects ; and

(2) the financial information of Thrivelab Co. included in this Form reflects accurately the information reported on the tax return for Thrivelab Co. filed for the most recently completed fiscal year.



Joshua Host
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power

or attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the

Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.thrivelab.com/invest

The issuer must continue to comply with the ongoing

reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Dr. Nayan Patel
Dushan Batrovic
Joshua Host
Joshua Host

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement - Early Bird
>
> Early Bird Thrivelab Subscription Agreement
>
> SPV Subscription Agreement
>
> Thrivelab Subscription Agreement

Appendix C: Financial Statements

> Financials 1
>
> Financials 2
>
> Financials 3

Appendix D: Director & Officer Work History

> Dr. Nayan Patel
>
> Dushan Batrovic
>
> Joshua Host
>
> Joshua Host

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Thrivelab Co.

By

Joshua Host

CEO, Co-Founder, Board Member

CEO, Co-Founder, Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Joshua Host

CEO, Co-Founder, Board Member
4/10/2026

Dushan Batrovic

CFO
4/10/2026